Exhibit 12

Colfax Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$19,987	$27,688	$32,418	$5,996	$105,103
Plus: fixed charges	7,542	8,214	8,811	13,517	20,779

Earnings available to cover fixed charges	$27,529	$35,902	$41,229	$19,513	$125,882

Fixed Charges:
Interest expense, including amortization of deferred financing costs	$5,919	$6,684	$7,212	$11,822	$19,246
Interest portion of rental payment	1,623	1,530	1,599	1,695	1,533

Total fixed charges	7,542	8,214	8,811	13,517	20,779
Dividends on preferred stock	—	—	—	3,492	25,816

Total fixed charges and dividends on preferred stock	$7,542	$8,214	$8,811	$17,009	$46,595

Ratio of earnings to fixed charges	3.65	4.37	4.68	1.44	6.06

Ratio of earnings to fixed charges and dividends on preferred stock	3.65	4.37	4.68	1.15	2.70